Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $905,000 Fixed Coupon Reverse Range Accrual Notes due 2024 guaranteed by The Goldman Sachs Group, Inc.

The notes will pay a fixed coupon of $204 (20.4% per annum) for each $1,000 face amount on each coupon payment date (February 28, 2023 and the stated maturity date (February 28, 2024)). The amount that you will be paid on your notes on the stated maturity date, in addition to the final coupon, is based on the performance of the U.S. dollar Secured Overnight Financing Rate (SOFR) ICE swap spread during the downside observation period (the period from and including February 24, 2023 to but excluding the determination date (February 26, 2024)). The U.S. dollar SOFR ICE swap spread is the 30-year U.S. dollar SOFR ICE swap rate minus the 2-year U.S. dollar SOFR ICE swap rate (the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate are the 30-year and 2-year U.S. dollar interest rate swap rate, respectively).

If the U.S. dollar SOFR ICE swap spread on every scheduled U.S. Government securities business day during the downside observation period is greater than or equal to 0%, you will receive the face amount of your notes. If the U.S. dollar SOFR ICE swap spread on any scheduled U.S. Government securities business day during the downside observation period is less than 0%, for each $1,000 face amount of your notes you will receive $1,000 minus the downside amount, which will result in you receiving less than the face amount of your notes. You could lose your entire investment in the notes.

The downside amount for each $1,000 face amount of your notes will equal the product of (i) the downside rate times (ii) such face amount times (iii) the accrued factor. To determine the downside rate, we will (i) divide the number of scheduled U.S. Government securities business days during the downside observation period on which the U.S. dollar SOFR ICE swap spread is less than 0% by the total number of scheduled U.S. Government securities business days during the downside observation period and (ii) multiply the resulting fraction by 100% (representing 100% of the face amount of your notes). The accrued factor will be determined in accordance with the 30/360 (ISDA) day count convention for the downside accrual period (the period from and including February 28, 2023 to but excluding the originally scheduled stated maturity date). See page PS-4. If the U.S. dollar SOFR ICE swap spread is less than 0% on each scheduled U.S. Government securities business day during the downside observation period, you will lose your entire investment in the notes.

At maturity, in addition to the final coupon, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

●	if the U.S. dollar SOFR ICE swap spread on every scheduled U.S. Government securities business day during the downside observation period is greater than or equal to 0%, $1,000; or
●

if the U.S. dollar SOFR ICE swap spread on any scheduled U.S. Government securities business day during the downside observation period is less than 0%, the result of (i) $1,000 minus (ii) the downside amount. You will receive less than the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-9.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $954 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	February 28, 2022	Original issue price:	100% of the face amount
Underwriting discount:	1% of the face amount*	Net proceeds to the issuer:	99% of the face amount

* See “Supplemental Plan of Distribution; Conflicts of Interest” on page PS-21 for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 5,486 dated February 23, 2022.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $954 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $46 per $1,000 face amount).

Prior to August 23, 2022, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through August 22, 2022). On and after August 23, 2022, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 2,913 dated June 17, 2021

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

TERMS AND CONDITIONS

CUSIP / ISIN: 40057L6H9 / US40057L6H96

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Face amount: $905,000 in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date.

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount: On the stated maturity date, in addition to the final coupon, the company will pay, for each $1,000 of the outstanding face amount, an amount, if any, in cash equal to the cash settlement amount.

Cash settlement amount:

●	if the U.S. dollar SOFR ICE swap spread on every reference date is greater than or equal to 0%, $1,000; or
●	if the U.S. dollar SOFR ICE swap spread on any reference date is less than 0%, the result of (i) $1,000 minus (ii) the downside amount

Reference date: each day during the downside observation period that is a scheduled U.S. Government securities business day

Downside observation period:  the period from and including February 24, 2023 to but excluding the determination date

Coupon: On each coupon payment date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to $204 (20.4% per annum). The coupon paid on any coupon payment date will be paid to the person in whose name this note is registered as of the close of business on the regular record date for such coupon payment date. If the coupon is due at maturity but on a day that is not a coupon payment date, the coupon will be paid to the person entitled to receive the principal of this note.

Coupon payment dates: February 28, 2023 and the stated maturity date, in each case unless that day is not a business day, in which case such coupon payment date will be postponed to the next following business day.

Regular record dates: the scheduled business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)

Downside amount: for each $1,000 of the outstanding face amount, the product of (i) the downside rate times (ii) $1,000 times (iii) the accrued factor. The accrued factor is calculated in accordance with the day count convention with respect to the downside accrual period.

All percentages resulting from any calculation relating to this note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to this note will be rounded upward or downward, as appropriate, to the nearest cent, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

Downside accrual period:  the period from and including February 28, 2023 to but excluding the originally scheduled stated maturity date. If the originally scheduled stated maturity date is postponed as described under “— Stated maturity date” below, the downside accrual period shall not be adjusted and the downside amount shall not accrue from and including such originally scheduled stated maturity date to and including the postponed stated maturity date.

Day count convention:  30/360 (ISDA), which means the number of days in the downside accrual period in respect of which payment is being made divided by 360, calculated on a formula basis as follows:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the downside accrual period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the downside accrual period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the downside accrual period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the downside accrual period falls;

“D1” is the first calendar day, expressed as a number, of the downside accrual period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the downside accrual period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

Downside rate:  the product of (i) the downside factor times (ii) the quotient of (a) the number of reference dates when the U.S. dollar SOFR ICE swap spread was less than 0% divided by (b) the number of reference dates

Downside factor: 100% (representing 100% of the face amount of this note)

U.S. dollar SOFR ICE swap spread: on any day, the 30-year U.S. dollar SOFR ICE swap rate minus the 2-year U.S. dollar SOFR ICE swap rate

30-year U.S. dollar SOFR ICE swap rate: on any day, the U.S. dollar SOFR ICE swap rate with an index maturity of thirty years on such day, determined as set forth under “— U.S. dollar SOFR ICE swap rate” below”

2-year U.S. dollar SOFR ICE swap rate: on any day, the U.S. dollar SOFR ICE swap rate with an index maturity of two years on such day, determined as set forth under “— U.S. dollar SOFR ICE swap rate” below”

U.S. dollar SOFR ICE swap rate: On any day, the 30-year U.S. dollar SOFR ICE swap rate or the 2-year U.S. dollar SOFR ICE swap rate determined by the calculation agent in accordance with the following provisions:

The U.S. dollar SOFR ICE swap rate with 30-year or 2-year index maturity, as the case may be, shall equal the offered rate appearing on the Bloomberg screen USISSO30 page and the Bloomberg screen USISSO02 page, respectively (each a “Bloomberg screen page”), for U.S. dollar swaps having a maturity equal to 30 years or 2 years, respectively, referencing the Secured Overnight Financing Rate (SOFR) compounded in arrears for twelve months using standard market conventions, as of approximately 11:00 A.M. New York City time on such day. If a U.S. dollar SOFR ICE swap rate cannot be determined as described above, the following procedures will apply:

If the calculation agent determines on the relevant date that a U.S. dollar SOFR ICE swap rate has been discontinued, then the calculation agent will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable U.S. dollar SOFR ICE swap rate, provided that if the calculation agent determines there is an industry-accepted successor rate, then the calculation agent shall use such successor rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the applicable business days and the reference dates to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable U.S. dollar SOFR ICE swap rate, in a manner that is consistent with any industry-accepted practices for such substitute or successor rate.

Unless the calculation agent uses a substitute or successor rate as so provided, if the U.S. dollar SOFR ICE swap rate with 30-year or 2-year index maturity cannot be determined in the manner described above, then the applicable U.S. dollar SOFR ICE swap rate for the applicable day will be determined by the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any other source it deems reasonable, in its sole discretion.

The applicable U.S. dollar SOFR ICE swap rate will be subject to the corrections, if any, published on the applicable Bloomberg screen page within one hour of the time that rate was first displayed on such source.

Trade date: February 23, 2022

Original issue date: February 28, 2022

Determination date: February 26, 2024, which is the second scheduled U.S. Government securities business day prior to the stated maturity date. If the stated maturity date is postponed due to a non-business day as described under “— Stated maturity date” below, such postponement of the stated maturity date will not postpone the determination date.

Stated maturity date: February 28, 2024, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day.

Index maturity: the period to maturity of the instrument or obligation on which the cash settlement amount formula is based.

Bloomberg screen USISSO30 page: means the display on the Bloomberg Professional Service, or any successor or replacement service, on the page “USISSO30”, or any successor or replacement page on that service

Bloomberg screen USISSO02 page: means the display on the Bloomberg Professional Service, or any successor or replacement service, on the page “USISSO02”, or any successor or replacement page on that service

U.S. Government securities business day:  any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities. A day is a scheduled U.S. Government securities business day if, as of the trade date, such day is not a Saturday or Sunday and the Securities Industry and Financial Markets Association is not expected to recommend that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. Government securities.

Consequences of a non- U.S. Government securities business day: If the calculation agent determines that a reference date is not a U.S. Government securities business day, then the U.S. dollar SOFR ICE swap spread for such reference date, and for each consecutive reference date thereafter that is not a U.S. Government securities business day, will be the U.S. dollar SOFR ICE swap spread on the next reference date that is a U.S. Government securities business day. For example, if Monday through Wednesday are not U.S. Government securities business days but Thursday is a U.S. Government securities business day, then the U.S. dollar SOFR ICE swap spread for Thursday will also be used for each of Monday, Tuesday and Wednesday. However, if more than four consecutive reference dates are not U.S. Government securities business days, then on such fifth consecutive reference date and for each consecutive reference date thereafter which is not a U.S. Government securities business day, the calculation agent will determine the U.S. dollar SOFR ICE swap spread for each such reference date based on its assessment, made in its sole discretion, of the U.S. dollar SOFR ICE swap rates at the applicable time on such reference date.

Notwithstanding the above, if the calculation agent determines that the U.S. dollar SOFR ICE swap spread is not available on the determination date, the calculation agent will determine the U.S. dollar SOFR ICE swap spread for the determination date based on its assessment, made in its sole discretion, of the U.S. dollar SOFR ICE swap rates at the applicable time on the determination date.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as an income-bearing pre-paid derivative contract in respect of the U.S. dollar SOFR ICE swap spread.

Overdue principal rate and overdue coupon rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the method we will use to determine the downside rate, which is based on the U.S. dollar SOFR ICE swap spread on the reference dates, (ii) the method we will use to calculate the downside amount and (iii) the impact that various hypothetical downside amounts could have on the cash settlement amount at maturity, in each case assuming all other variables remain constant.

The examples below are based on a range of U.S. dollar SOFR ICE swap rates that are entirely hypothetical; no one can predict what the U.S. dollar SOFR ICE swap rates will be on any day throughout the life of your notes, including on any reference date, and what the downside amount will be on the stated maturity date. The U.S. dollar SOFR ICE swap rates have been highly volatile in the past — meaning that the U.S. dollar SOFR ICE swap rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects the method we will use to calculate the downside amount and the hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the U.S. dollar SOFR ICE swap rates, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-9 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000

The day count convention calculation results in an accrued factor of 1

No non-U.S. Government securities business day occurs on any reference date, including the originally scheduled determination date

The effect of the coupons has been excluded
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual levels of the U.S. dollar SOFR ICE swap rates on any reference date, as well as the downside amount, may bear little relation to the hypothetical examples shown below or to the historical levels of the U.S. dollar SOFR ICE swap spreads shown elsewhere in this pricing supplement. For information about the U.S. dollar SOFR ICE swap spread during recent periods, see “Historical U.S. Dollar SOFR ICE Swap Spreads” on page PS-16. Before investing in the offered notes, you should consult publicly available information to determine the levels of the U.S. dollar SOFR ICE swap spread between the date of this pricing supplement and the date of your purchase of the offered notes.

Hypothetical Downside Amounts

The table below illustrates the method we will use to calculate the downside amount for your notes, subject to the key terms and assumptions above. In the event that the U.S. dollar SOFR ICE swap spread is less than 0% on any reference date (i.e., the 2-year U.S. dollar SOFR ICE swap rate is greater than the 30-year U.S. dollar SOFR ICE swap rate), you will have a loss for each $1,000 of the face amount of your notes equal to the downside amount.

The numbers in the first column in the table below represent the number of reference dates (“N”) for which the U.S. dollar SOFR ICE swap spread is less than 0.00%. The amounts in the fourth column represent the hypothetical downside amount resulting from the related downside rate that would be used to calculate (and reduce) the cash settlement amount in situations where the U.S. dollar SOFR ICE swap spread is less than 0.00% for a given number of reference dates (as specified in the first column).

Also, the information in the table below does not take into account the effect of applicable taxes.

N* (A)	Assumed number of reference dates (B)	Downside Rate (Fraction (A/B) × Downside Factor of 100%)	Downside Amount (using 30/360 (ISDA) convention)
60	240	0.2500000	$250
120	240	0.5000000	$500
180	240	0.7500000	$750
240	240	1.0000000	$1,000

*The number of reference dates for which the U.S. dollar SOFR ICE swap spread is less than 0.00% in the downside observation period is subject to numerous adjustments, as described elsewhere in this pricing supplement.

Hypothetical Payment at Maturity

The amounts in the left column of the table below represent hypothetical downside amounts and are expressed as percentages of the face amount of a note. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical downside amount, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical downside amount and the assumptions noted above.

Hypothetical Downside Amount (as Percentage of Face Amount)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)*
0.000%	100.000%
10.000%	90.000%
25.000%	75.000%
40.000%	60.000%
50.000%	50.000%
60.000%	40.000%
75.000%	25.000%
80.000%	20.000%
100.000%	0.000%
*Does not include the final coupon

If, for example, the downside amount were determined to be 80.000% of the face amount of your notes, the cash settlement amount that we would deliver on your notes at maturity would be 20.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 80.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The cash settlement amounts shown above are entirely hypothetical; they are based on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-10.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual level of the U.S. dollar SOFR ICE swap spread on any day or what the market value of your notes will be on any particular day, nor can we predict the relationship between the levels of the U.S. dollar SOFR ICE swap rates and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual U.S. dollar SOFR ICE swap spread on each reference date determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 2,913. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes

— Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 2,913.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes, if any, will be based on the relationship between the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

You May Lose Your Entire Investment in the Notes

Because of the formula used to calculate the downside amount, in the event that the U.S. dollar SOFR ICE swap spread is less than 0% on any reference date (i.e., the 2-year U.S. dollar SOFR ICE swap rate is greater than the 30-year U.S. dollar SOFR ICE swap rate), you will have a loss for each $1,000 of the face amount of your notes equal to the downside amount. The downside amount for each $1,000 of the face amount is the product of (i) the downside rate times (ii) $1,000 times (iii) the accrued factor. Thus, if the U.S. dollar SOFR ICE swap spread is less than 0% on each reference date, you will lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Coupon is Fixed and Does Not Reflect the Actual U.S. Dollar SOFR ICE Swap Spread

The notes will pay a fixed coupon on each coupon payment date. The coupon for each coupon payment date is different from, and may be significantly less than, a coupon that is based on the U.S. dollar SOFR ICE swap spread. Accordingly, the coupons on the notes may be significantly less than the return you could earn on another instrument linked to the U.S. dollar SOFR ICE swap spread that pay coupons based on the performance of the U.S. dollar SOFR ICE swap spread.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the levels of the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate;
•	the volatility - i.e., the frequency and magnitude of changes - in the level of the U.S. dollar SOFR ICE swap spread;
•	economic, financial, regulatory, political, military, public health and other events that affect the U.S. dollar SOFR ICE swap rates;
•	interest rates and yield rates in the market;
•	the time remaining until your notes mature; and
•

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the U.S. dollar SOFR ICE swap rates based on their historical performance.

If the U.S. Dollar SOFR ICE Swap Spread Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the U.S. dollar SOFR ICE swap spread. The U.S. dollar SOFR ICE swap spread will vary during the term of the notes based on the relationship between the 30-year U.S. dollar SOFR ICE swap rate and the 2-year U.S. dollar SOFR ICE swap rate as well as the market’s expectation of this relationship in the future. Changes in the U.S. dollar SOFR ICE swap spread may not result in a comparable change in the market value of your notes. Even if the U.S. dollar SOFR ICE swap spread is greater than 0% during some portion of the life of the offered notes, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

The Historical U.S. Dollar SOFR ICE Swap Spreads Are Not an Indication of the Future U.S. Dollar SOFR ICE Swap Spreads

The U.S. dollar SOFR ICE swap spread has experienced significant fluctuations. You should note that historical U.S. dollar SOFR ICE swap spreads and fluctuations and trends of the U.S. dollar SOFR ICE swap spread are not necessarily indicative of future U.S. dollar SOFR ICE swap spreads. Any historical upward or downward trend in the U.S. dollar SOFR ICE swap spread is not an indication that the U.S. dollar SOFR ICE swap spread is more or less likely to increase or decrease at any time, and you should not take the historical levels of the U.S. dollar SOFR ICE swap spread as an indication of its future performance.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On the Stated Maturity Date

As calculation agent for your notes, GS&Co. will have discretion in making certain determinations that affect your notes, including determining: the U.S. dollar SOFR ICE swap spread for any reference date, which we will use to determine the downside amount; non-business days; non-U.S. Government securities business days; and the stated maturity date. Further, if GS&Co. determines on a reference date that a U.S. dollar SOFR ICE swap rate has been discontinued, then GS&Co. will use a substitute or successor rate that it has determined in its sole discretion is most comparable to the applicable U.S. dollar SOFR ICE swap rate, provided that if GS&Co. determines there is an industry-accepted successor rate, then GS&Co. shall use such successor rate. If GS&Co. has determined a substitute or successor rate in accordance with the foregoing, GS&Co. in its sole discretion may determine the business day convention, the applicable business days and the reference dates to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the applicable U.S. dollar SOFR ICE swap rate, in a manner that is consistent with industry-accepted practices for such substitute or successor rate. See “Terms and Conditions — U.S. dollar SOFR ICE swap rate” above. The exercise of this discretion by GS&Co. could adversely affect the value of your notes and may present GS&Co. with a conflict of interest. We may change the calculation agent at any time without notice and GS&Co. may resign as calculation agent at any time upon 60 days’ written notice to us.

Risks Related to Conflicts of Interest

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs has hedged or expects to hedge our obligations under the notes by purchasing listed or over-the-counter options, futures and/or other instruments linked to the U.S. dollar SOFR ICE swap rates. Goldman Sachs also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the U.S. dollar SOFR ICE swap rates, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes. Alternatively, Goldman Sachs may hedge all or part of our obligations under the notes with unaffiliated distributors of the notes which we expect will undertake similar market activity. Goldman Sachs may also enter into, adjust and unwind hedging transactions relating to other rate-linked notes whose returns are linked to changes in the level of the U.S. dollar SOFR ICE swap spread.

In addition to entering into such transactions itself, or distributors entering into such transactions, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Any of these hedging or other activities may adversely affect the levels of the U.S. dollar SOFR ICE swap spread - and therefore the market value of your notes and the amount we will pay on your notes, if any. In addition, you should expect that these transactions will cause Goldman Sachs or its clients, counterparties or distributors to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Neither Goldman Sachs nor any distributor will have any obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines. In addition, if the distributor from which you purchase notes is to conduct hedging activities in connection with the notes, that distributor may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

Additional Risks Related to the U.S. Dollar SOFR ICE Swap Spread

Because the U.S. Dollar SOFR ICE Swap Rates Were Recently Launched, the U.S. Dollar SOFR ICE Swap Rates, and Therefore the U.S. Dollar SOFR ICE Swap Spread, Have a Very Limited Performance History

The U.S. dollar SOFR ICE swap rates were launched on November 8, 2021.

Each U.S. dollar SOFR ICE swap rate is a “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a specified maturity (30 years in the case of the 30-year U.S. dollar SOFR ICE swap rate and 2 years in the case of the 2-year U.S. dollar SOFR ICE swap rate). In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.

Because the U.S. dollar SOFR ICE swap rates, and therefore the U.S. dollar SOFR ICE swap spread, have no historical information prior to November 8, 2021, limited historical information will be available for you to consider in making an independent investigation of their performance, which may make it difficult for you to make an informed decision with respect to the notes. No future performance of the U.S. dollar SOFR ICE swap rates, and therefore the U.S. dollar SOFR ICE swap spread, can be predicted based on their historical performance information described herein.

Certain Risks Related to SOFR

On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified SOFR, a broad U.S. treasuries repurchase financing rate to be published by the Federal Reserve Bank of New York, as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also published historical indicative Secured Overnight Financing Rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

Because SOFR is published by the Federal Reserve Bank of New York based on data received from other sources, we have no control over its determination, calculation or publication. The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the notes. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the levels of the U.S. dollar SOFR ICE swap spread and, therefore, the amount payable on your notes and the trading prices of such notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend published SOFR data in its sole discretion and without notice.

Additionally, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates. The return on and value of your notes may fluctuate more than notes that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to the levels of the U.S. dollar SOFR ICE swap spread and, therefore, the amount payable on your notes.

The U.S. Dollar SOFR ICE Swap Rate May Not Be Published on a Reference Date and, If Such Rate is Not Published, it May Be Determined by the Calculation Agent in its Sole Discretion

Even if a U.S. dollar SOFR ICE swap rate is not discontinued, it is possible that such rate may not be available on a reference date because such rate is not published by the Intercontinental Exchange (ICE). Non-publication by ICE of the applicable U.S. dollar SOFR ICE swap rate could occur for a number of reasons, such as a lack of available market data and an inability to use available market data to estimate rates for index maturities that are not available, or for other reasons. If the 30-year U.S. dollar SOFR ICE swap rate or the 2-year U.S. dollar SOFR ICE swap rate cannot be determined using the applicable Bloomberg screen page due to the non-publication of such rate on a reference date, the 30-year U.S. dollar SOFR ICE swap rate or the 2-year U.S. dollar SOFR ICE swap rate, as applicable, will be determined by the calculation agent in its sole discretion. See “Terms and Conditions — U.S. dollar SOFR ICE swap rate” above. If, after a reference date, you would like to know the level of the 30-year U.S. dollar SOFR ICE swap rate or 2-year U.S. dollar SOFR ICE swap rate on such reference date, please call GS&Co. at (212) 902-0300.

Risks Related to Tax

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

USE OF PROCEEDS

We will lend the net proceeds from the sale of the offered notes to The Goldman Sachs Group, Inc. or its affiliates. The Goldman Sachs Group, Inc. will use the proceeds from such loans for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of listed or over-the-counter options, futures and other instruments linked to the U.S. dollar SOFR ICE swap rates on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the U.S. dollar SOFR ICE swap rates. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the U.S. dollar SOFR ICE swap rates,
•

may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•	may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the U.S. dollar SOFR ICE swap rates. We expect these steps to involve sales of instruments linked to the U.S. dollar SOFR ICE swap rates on or shortly before the determination date These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the U.S. dollar SOFR ICE swap rates.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

HISTORICAL U.S. Dollar SOFR ICE SWAP SPREADS

The graph set forth below illustrates the historical U.S. dollar SOFR ICE swap spreads from November 18, 2021, the first day on which the U.S. dollar SOFR ICE swap rates were published by Bloomberg Professional Service, through February 23, 2022. We obtained the U.S. dollar SOFR ICE swap spreads shown in the graph from Bloomberg Professional Service, without independent verification.

The historical U.S. dollar SOFR ICE swap spreads reflected in the graph set forth below are based on actual U.S. dollar SOFR ICE swap rate movements during the time period. We cannot assure you, however, that this performance will be replicated in the future or that the historical U.S. dollar SOFR ICE swap spreads will serve as a reliable indicator of future performance. The U.S. dollar SOFR ICE swap spread has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the U.S. dollar SOFR ICE swap spread during the period shown below is not an indication that the U.S. dollar SOFR ICE swap spread is more or less likely to increase or decrease at any time. See “Additional Risk Factors Specific to Your Notes — “The U.S. Dollar SOFR ICE Swap Rate May Not Be Published on a Reference Date and, If Such Rate is Not Published, it May Be Determined by the Calculation Agent in its Sole Discretion”.

You should not take the historical U.S. dollar SOFR ICE swap spreads provided below as an indication of the future U.S. dollar SOFR ICE swap spreads. We cannot give you any assurance that the future U.S. dollar SOFR ICE swap spreads will result in you receiving the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the U.S. dollar SOFR ICE swap spread.

18Nov2021
23Feb2022
1
0.95
0.9
0.85
0.8
0.75
0.7
0.65
0.6
0.55
0.5
0.45
0.4
0.35
0.3
0.25
0.2
2021
2022
Dec
Jan
Feb
CMS Swap Spread

* As discussed herein, the U.S. dollar SOFR ICE swap rates may not be published by the Intercontinental Exchange on a business day for various reasons.

The notes are not sponsored, endorsed, sold or promoted by ICE Benchmark Administration and ICE Benchmark Administration makes no representation regarding the advisability of investing in the notes.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•	a tax-exempt organization;
•	a partnership;
•	a person that owns the notes as a hedge or that is hedged against interest rate risks;
•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— Non-United States Holders” below.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the U.S. dollar SOFR ICE swap spread. Except as otherwise stated below, the discussion below assumes that the notes will be so treated.

Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, redemption or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or maturity (excluding any amounts attributable to accrued and unpaid coupon payments, which will be taxable as described above) and your tax basis in your notes. Your tax basis in your notes will generally be equal to the amount that you paid for the notes. Such capital gain or loss should generally be short-term capital gain or loss if you hold the notes for one year or less, and should be long-term capital gain or loss if you hold the notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange, redemption or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.

It is possible that the Internal Revenue Service could assert that your notes should generally be characterized as described above, except that (1) the gain you recognize upon the sale, exchange, redemption or maturity of your notes should be treated as ordinary income or (2) you should not include the coupon payments in income as you receive them but instead you should reduce your basis in your notes by the amount of coupon payments that you receive. It is also possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.

It is also possible that the Internal Revenue Service could seek to characterize your notes as notional principal contracts. It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.

You should consult your tax advisor as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue

Code might be applied to such instruments. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the notes is uncertain, in the absence of further guidance, we intend to withhold on the coupon payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a non-United States holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the coupon payments were characterized as contract fees). Withholding also may not apply to coupon payments made to you if: (i) the coupon payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the coupon payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate non-United States holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.

You will also be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – Non-United States Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their tax advisors in this regard.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-36 of the accompanying general terms supplement no. 2,913 and “Plan of Distribution — Conflicts of Interest” on page 129 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 1% of the face amount. GS&Co. will pay a fee of 0.75% from the concession to Axio Financial LLC in connection with its marketing efforts related to the offered notes. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on February 28, 2022. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 23, 2021, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on February 23, 2021.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$905,000

GS Finance Corp.

Fixed Coupon Reverse Range Accrual Notes due 2024

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC